                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 8-B


            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS


                   FILED PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          -----------------------------

                       HOUSTON LIGHTING & POWER COMPANY
                To be renamed: Houston Industries Incorporated
            (Exact name of registrant as specified in its charter)


                   TEXAS                                 74-0694415
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


              1111 LOUISIANA
              HOUSTON, TEXAS                                77002
(Address of principal executive offices)                 (Zip Code)

                          -----------------------------

Securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

                                                  Name of each exchange on which
Title of each class to be so registered           each class is to be registered
---------------------------------------           ------------------------------

 Common Stock, without par value,                      New York Stock Exchange
and associated rights to purchase                      Chicago Stock Exchange
       preference stock



Securities to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None.

ITEM 1.   GENERAL INFORMATION.

          (a) Houston Lighting & Power Company ("HL&P") was incorporated in Texas on January 9, 1906 under the name Houston Lighting & Power Company.
On or after the closing date of the Succession Transaction (as described below), HL&P will be renamed Houston Industries Incorporated ("Houston").

          (b) HL&P's fiscal year ends December 31 of each year.

ITEM 2.   TRANSACTION OF SUCCESSION.

          (a) Predecessor Entities: HL&P, Houston Industries Incorporated, a Texas corporation ("HII"), and NorAm Energy Corp., a Delaware corporation ("NorAm").

          (b) Succession Transaction: For a description of the Succession Transaction, reference is made to the Joint Proxy Statement/Prospectus included as part of the Registration Statement on Form S-4 of HII and HL&P, No. 333-11329 (and Amendments No. 1 and 2 thereto) (the "Joint Proxy Statement/Prospectus"). Reference is specifically made to the sections of the Joint Proxy Statement/Prospectus entitled "Summary -- The Transaction" and "The Transaction."

ITEM 3.   SECURITIES TO BE REGISTERED.

          Following the consummation of the Succession Transaction, Houston will have authorized 700,000,000 shares of common stock, without par value. It is expected that, immediately following the Succession Transaction, a maximum of 361,646,464 shares of Houston Common Stock will be outstanding, and Houston will own no treasury stock. Each share of Houston Common Stock will have one Houston Right (as defined in Item 4 hereof) associated therewith.

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

COMMON STOCK

     After the consummation of the Succession Transaction, the authorized capital stock of Houston will consist of 700,000,000 shares of Houston Common Stock, 10,000,000 shares of Houston Preferred Stock and 10,000,000 shares of Preference Stock, without par value, of Houston (the "Houston Preference Stock").

     VOTING RIGHTS. Holders of Houston Common Stock will be entitled to one vote for each share at all meetings of shareholders. Such holders will not have cumulative rights in the election of directors. No director of Houston may be removed from office by vote or other action of the shareholders or otherwise except (a) with cause, as defined in the Houston Bylaws, by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Houston entitled to vote in the election of directors, voting together as a single class, or (b) without cause by (i) the affirmative vote of at least 80% of all directors then in office at any regular or special meeting of the Houston Board of Directors called for that purpose or
(ii) the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of capital stock of Houston entitled to vote in the election of directors, voting together as a single class. The Houston Board of Directors shall have the power to alter, amend or repeal the Bylaws or adopt new Bylaws by the affirmative vote of at least 80% of all directors then in office at any regular or special meeting of the Houston Board of Directors called for that purpose, subject to repeal or change by the affirmative vote of the holders of at least 80% of the voting power of all the shares of Houston entitled to vote in the election of directors, voting together as a single class. The Houston Articles of Incorporation provide that an amendment of the articles of incorporation of, certain mergers and consolidations involving, the sale of all or substantially all of the assets of or the dissolution of Houston requires the approval of the holders of a majority (rather than the two-thirds normally required by Texas law) of the outstanding shares entitled to vote on such matters.

     DIVIDENDS. Dividends may be paid on Houston Common Stock out of any assets of Houston available for such dividends after full cumulative dividends on all outstanding shares of capital stock of all series ranking senior to Houston Common Stock in respect of dividends and liquidation rights have been paid, or declared and a sum sufficient for the payment thereof set apart, for all past quarterly dividend periods, and after or concurrently with making payment of or provision for dividends on the stock ranking senior to Houston Common Stock for the then-current quarterly dividend period. The rights of holders of Houston Common Stock to receive dividends are further subject to the prior rights of holders of any outstanding shares of capital stock of all series ranking senior to Houston Common Stock to have contributions made to any sinking fund that may be established for any such series.

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding-up of Houston, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of Houston Common Stock, the holders of Houston Common Stock shall be entitled to receive, pro rata, all of the remaining assets of Houston available for distribution to its shareholders but only after there shall have been paid to or set aside for the holders of the stock ranking senior to the Houston Common Stock the full preferential amounts fixed for each series thereof plus any dividends accrued or in arrears thereon.

     CLASSIFICATION OF BOARD OF DIRECTORS. The Houston Board of Directors is divided into three classes, Class I, Class II and Class III. Such classes shall be as nearly equal in number of directors as possible. At each annual meeting, the number of directors equal to the number constituting the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting.

     OTHER PROVISIONS. The shares of Houston Common Stock, when issued, will be fully paid and nonassessable; no personal liability will attach to holders of such shares under the laws of the State of Texas. Subject to the provisions of the Houston Bylaws imposing certain supermajority voting provisions, the rights of the holders of shares of Houston Common Stock may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting together as a single class.

PREFERRED STOCK

     The authorized Houston Preferred Stock is issuable in series having such designations, dividend rates, general voting rights, liquidation prices, redemption prices, sinking fund provisions and other terms as provided in the Houston Articles of Incorporation or as may be established from time to time by the Houston Board of Directors. The rights evidenced by, or amounts payable with respect to, the shares of Houston Common Stock registered hereby may be materially limited or qualified by the Houston Preferred Stock.

      VOTING RIGHTS. The holders of Houston Preferred Stock have special voting rights with respect to certain matters affecting the powers, preferences and privileges of the Houston Preferred Stock of each respective series. Holders of Houston Preferred Stock generally have the right to elect one-third of the members of the Houston Board of Directors whenever dividends on any outstanding Houston Preferred Stock are in arrears in an amount equal to the aggregate dividends required to be paid on such Houston Preferred Stock in any 12-month period, until no dividends are in arrears. However, holders of Houston Preferred Stock have the right to elect a majority of the members of the Houston Board of Directors whenever dividends on any outstanding Houston Preferred Stock are in arrears in an amount equal to the aggregate dividends required to be paid on such Houston Preferred Stock in any 24-month period, until no dividends are in arrears. Whenever holders of any outstanding shares of Houston Preferred Stock are entitled to elect members of the Houston Board of Directors pursuant to the Houston Articles of Incorporation, a director elected by the holders of Houston Preferred Stock as a class or of such other stock entitled to vote as a class (or a director elected to fill a vacancy) shall be subject to removal by the vote of the holders of a majority of the Houston Preferred Stock as a class or of such other stock entitled to vote as a class for the election of directors, as the case may be.

     Directors elected by the holders of Houston Preferred Stock (or any directors elected by such directors to fill a vacancy) shall not be classified and shall serve for a term ending upon the election and qualification of their successors following the termination at any time of a right of the holders of Houston Preferred Stock to elect members of the Houston Board of Directors.

     DIVIDENDS. Holders of Houston Preferred Stock are entitled to receive cumulative dividends at the rate fixed for each such series and to have contributions made to any sinking fund that may be established for any such series before any dividends shall be paid or set apart for any shares of Houston Common Stock.

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of Houston, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of Houston Common Stock, payment to the holders of any outstanding Houston Preferred Stock of the full preferential amounts fixed for each series thereof, plus an amount equal to any dividends accrued or in arrears thereon, shall be made prior to the pro rata distribution of the remaining assets of Houston to the holders of Houston Common Stock.

PREFERENCE STOCK

     The Houston Board of Directors, without further action by the Houston stockholders, will be authorized to issue the Houston Preference Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares of such series so established, including, without limitation, preferences, limitations or relative rights with respect to redemption rights, conversion rights, if any, voting rights, if any, dividend rights and any preferences on liquidation; provided, however, that the relative rights of priority of Houston Preference Stock must rank junior to the relative rights of priority of Houston Preferred Stock. One series of Houston Preference Stock, the Series A Preference Stock, will be purchasable upon the exercise of a Houston Right. See "--Rights Plan."

CERTAIN PROVISIONS OF THE HOUSTON ARTICLES OF INCORPORATION AND BYLAWS

     Neither the Houston Articles of Incorporation nor the Houston Bylaws contain any provision that would have an effect of delaying, deferring or preventing a change in control of Houston and that would operate only with respect to an extraordinary corporate transaction including Houston or any of its subsidiaries. However, the Houston Articles of Incorporation and the Houston Bylaws do contain certain provisions that may have the effect of rendering more difficult certain possible takeover proposals to acquire control of Houston and of making removal of management of Houston more difficult. The Houston Articles of Incorporation provide that the Houston Board of Directors is divided into three classes serving staggered three-year terms such that approximately one-third of the Houston Board of Directors is elected each year. The Houston Bylaws provide that no director may be removed except (a) with cause, as defined in the Bylaws, by a majority vote of the shareholders, or (b) without cause by the affirmative vote of 80% of the directors or 80% of the shareholders. The Houston Bylaws further provide that no person shall be eligible for election or reelection or to continue to serve as a member of the Houston Board of Directors if such person is an officer, director, agent, representative, partner, employee, nominee or affiliate of another public utility company other than Houston or any of Houston's subsidiaries that is a public utility company. The Houston Bylaws also provide that they may be amended or repealed, or new Bylaws may be adopted, only upon the affirmative vote of 80% of the directors or 80% of the shareholders. The Houston Bylaws also impose certain procedural requirements on shareholders who wish (i) to make nominations in the election of directors,
(ii) to propose that a director be removed and (iii) to propose any repeal or change in the Houston Bylaws. The requirements include, among other things, the timely delivery to Houston's

Corporate Secretary of notice of the nomination or proposal and evidence of (a) the shareholder's status as such, (b) the number of shares he beneficially owns,
(c) a list of the persons with whom the shareholder is acting in concert and (d) the number of shares such persons beneficially own. The Houston Bylaws further provide that when nominating directors, the shareholder must also submit such information with respect to the nominee as would be required by a proxy statement and certain other information. The Houston Bylaws provide that failure to follow the required procedures renders the nominee or proposal ineligible to be voted upon by the shareholders.

RIGHTS PLAN

     On July 11, 1990, the Board of Directors of HII declared a dividend of one right to purchase preference stock for each outstanding share of HII Common Stock to shareholders of record at the close of business on August 16, 1990 ("HII Rights"). Each share of Houston Common Stock will include one right, which will entitle the registered holder of Houston Common Stock to purchase from Houston a unit consisting of one-thousandth of a share (a "Fractional Share") of Series A Preference Stock, without par value (the "Series A Preference Stock"), at a purchase price of $42.50 per Fractional Share, subject to adjustment ("Houston Rights"). The description and terms of the HII Rights and Houston Rights are set forth in the Rights Agreement dated as of July 11, 1990 between HII and Texas Commerce Bank National Association, as Rights Agent (the "Rights Agent"), as amended and restated as of the closing date of the Succession Transaction (the "Rights Agreement").

     DETACHMENT OF RIGHTS; EXERCISABILITY. The Houston Rights will be attached to all Houston Common Stock certificates, and no separate Rights Certificates (as defined in the Rights Agreement) will be distributed initially. The Houston Rights will separate from the Houston Common Stock and a "Distribution Date" will occur, with certain exceptions, upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Houston Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Houston Board of Directors. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Houston Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Houston Rights), (a) the Houston Rights will be evidenced by the Houston Common Stock certificates and will be transferred with and only with such Houston Common Stock certificates, (b) new Houston Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate representing outstanding shares of Houston Common Stock will also constitute the transfer of the Rights associated with the Houston Common Stock represented by such certificate.

     The Houston Rights are not exercisable until the Distribution Date and will expire at the close of business on July 11, 2000 unless earlier redeemed or exchanged by Houston as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Houston Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Houston Rights. All shares of Houston Common Stock issued prior to the Distribution Date will be issued with Houston Rights. Shares of Houston Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Houston Rights. Except as otherwise determined by the Houston Board of Directors, no other shares of Houston Common Stock issued after the Distribution Date will be issued with Houston Rights.

     FLIP-IN. In the event (a "Flip-In Event") that a person becomes an Acquiring Person, except pursuant to a tender or exchange offer for all outstanding shares of Houston Common Stock at a price and on terms that a majority of the independent directors of Houston determines to be fair to and otherwise in the best interests of Houston and its shareholders (a "Permitted Offer"), each holder of a Houston Right will thereafter have the right to receive, upon exercise of such Houston Right, a number of shares of Houston Common Stock (or, in certain circumstances, cash, property or other securities of Houston) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Houston Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Houston Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

     FLIP-OVER. In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) Houston is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of Houston's assets or earning power is sold or transferred, each holder of a Houston Right (except Houston Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Houston Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     SERIES A PREFERENCE STOCK. After the Distribution Date, each Houston Right will entitle the holder to purchase a Fractional Share of Series A Preference Stock, which will be essentially the economic equivalent of one share of Houston Common Stock.

     ANTIDILUTION. The number of outstanding Houston Rights associated with a share of Houston Common Stock, or the number of Fractional Shares of Series A Preference Stock issuable upon exercise of a Houston Right and the exercise price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Houston Common Stock occurring prior to the Distribution Date. The exercise price payable, and the number of Fractional Shares of Series A Preference Stock or other securities or property issuable, upon exercise of the Houston Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Series A Preference Stock.

     With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of Series A Preference

Stock that are not integral multiples of a Fractional Share are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series A Preference Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, Houston reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Houston Rights, a number of Houston Rights be exercised so that only whole shares of Series A Preference Stock will be issued.

     REDEMPTION OF RIGHTS. At any time until the time a person becomes an Acquiring Person, Houston may redeem the Houston Rights in whole, but not in part, at a price of $.005 per Houston Right, payable, at the option of Houston, in cash, shares of Houston Common Stock or such other consideration as the Houston Board of Directors may determine. Immediately upon the effectiveness of the action of the Houston Board of Directors ordering redemption of the Houston Rights, the Houston Rights will terminate and the only right of the holders of Houston Rights will be to receive the $.005 redemption price.

     EXCHANGE OF RIGHTS. At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Houston Common Stock then outstanding or the occurrence of a Flip-Over Event, Houston may exchange the Houston Rights (other than Houston Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Houston Common Stock, and/or other equity securities deemed to have the same value as one share of Houston Common Stock, per Houston Right, subject to adjustment.

     SUBSTITUTION. If Houston has an insufficient number of authorized but unissued shares of Houston Common Stock available to permit an exercise or exchange of Houston Rights upon the occurrence of a Flip-In Event, it may substitute certain other types of property for the Houston Common Stock so long as the total value received by the holder of the Houston Rights is equivalent to the value of the Houston Common Stock that would otherwise have been received. Houston may substitute cash, property, equity securities or debt of Houston, effect a reduction in the exercise price of the Houston Rights or use any combination of the foregoing.

     NO RIGHTS AS A SHAREHOLDER; TAXES. Until a Houston Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Houston, including, without limitation, the right to vote or to receive dividends. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Houston Rights become exercisable for Common Stock (or other consideration) of Houston or for the common stock of the acquiring company or are exchanged as set forth above.

     AMENDMENT OF TERMS OF RIGHTS. Other than certain provisions relating to the principal economic terms of the Houston Rights, any of the provisions of the Rights Agreement may be amended by the Houston Board of Directors prior to the time a person becomes an Acquiring Person. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of Houston Rights (excluding the interests of any Acquiring Person).

     RIGHTS AGENT. Texas Commerce Bank National Association will serve as Rights Agent with regard to the Houston Rights. Because Houston will serve as the transfer agent and registrar for the Houston Common Stock, Houston, at the request of the Rights Agent, may agree to perform certain ministerial functions relating to the Houston Rights on behalf of the Rights Agent.

     CERTAIN ANTI-TAKEOVER EFFECTS. The Houston Rights will have certain anti-takeover effects. The Houston Rights will cause substantial dilution to any person or group that attempts to acquire Houston without the approval of the Houston Board of Directors. As a result, the overall effect of the Houston Rights may be to render more difficult or discourage any attempt to acquire Houston even if such acquisition may be favorable to the interests of Houston's stockholders. Because the Houston Board of Directors can redeem the Houston Rights or approve a Permitted Offer, the Houston Rights should not interfere with a merger or other business combination approved by the Houston Board of Directors.

     RIGHTS AGREEMENT; SUMMARY. A copy of the Rights Agreement is available to shareholders free of charge from Houston. This summary description of the Houston Rights does not purport to be complete and is qualified by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements:  None.

          (b)  Exhibits: See Index to Exhibits.

                               INDEX TO EXHIBITS

          *  Incorporated by reference as indicated

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*2(a)(1)       Agreement and Plan of Merger among           Form 8-K dated                        1-3187         2
               HI, HL&P, HI Merger, Inc. and NorAm          August 11, 1996
               dated as of August 11, 1996, as
               amended

*2(a)(2)       Amendment to Agreement and Plan of           Registration Statement on          333-11329         2(c)
               Merger among HII, HL&P, HI                   Form S-4 dated
               Merger, Inc. and NorAm dated                 September 4, 1996
               August 11, 1996

*2(b)          HII, HL&P and NorAm Joint Proxy              Registration Statement on          333-11329
               Statement/Prospectus                         Form S-4 dated
                                                            September 4, 1996

*3(a)(1)       Restated Articles of Incorporation of        Form 10-Q for the quarter             1-3187         3
               HL&P dated May 11, 1993                      ended June 30, 1993

*3(a)(2)       Articles of Amendment to Exhibit 3(a)        Registration Statement on          333-11329         3(b)
               dated August 9, 1996                         Form S-4 dated
                                                            September 4, 1996

*3(a)(3)       Articles of Amendment of HL&P                Combined 10-K of HL&P                 1-3187         3(c)
               dated as of December 3, 1996                 and HII dated March 20,
                                                            1997

3(a)(4)        Form of Amendments to Restated
               Articles of Incorporation of HL&P
               (Effective upon filing of Articles
               of Merger merging HII with
               and into HL&P) (Contained in Exhibit
               A in Exhibit 2(a)(2) above.)

*3(b)          Amended and Restated Bylaws of HII           HII's Form 10-Q for the               1-7629         3
               (as of May 22, 1996) (Effective as           quarter ended June 30,
               HL&P's Bylaws upon the Merger of             1996
               HII with and into the HL&P)

*4(a)(1)       Mortgage and Deed of Trust dated             HL&P's Form S-7 filed               2-59748         2(b)
               November  1, 1944 between HL&P               on August 25, 1977
               and South Texas Commercial National
               Bank of Houston (Texas Commerce
               Bank National Association, as
               successor trustee), as Trustee, as
               amended and supplemented by 20
               Supplemental Indentures thereto


                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------

*4(a)(2)       Twenty-First through Fiftieth                HL&P's Form 10-K for                  1-3187         4(a)(2)
               Supplemental Indentures to HL&P              the year ended
               Mortgage and Deed of Trust                   December 31, 1989

*4(a)(3)       Fifty-First Supplemental Indenture           HL&P's Form 10-Q for                  1-3187         4(a)
               dated March 25, 1991 to HL&P                 the quarter ended
               Mortgage and Deed of Trust                   June 30,1991

*4(a)(4)       Fifty-Second through Fifty-Fifth             HL&P's Form 10-Q for                  1-3187         4
               Supplemental Indentures, each dated          the quarter ended
               March 1, 1992, to HL&P Mortgage              March 31, 1992
               and Deed of Trust

*4(a)(5)       Fifty-Sixth and Fifty-Seventh                HL&P's Form 10-Q for                  1-3187         4
               Supplemental Indentures, each dated          the quarter ended
               October 1, 1992, to HL&P Mortgage            September 30, 1992
               and Deed of Trust

*4(a)(6)       Fifty-Eighth and Fifty-Ninth                 HL&P's Form 10-Q for                  1-3187         4
               Supplemental Indenture, each dated as        the quarter ended
               of March 1, 1993 to HL&P Mortgage            March 31, 1993
               and Deed of Trust

*4(a)(7)       Sixtieth Supplemental Indenture dated        HL&P's Form 10-Q for                  1-3187         4
               July 1, 1993 to HL&P Mortgage                the quarter ended June 30,
               and Deed of Trust                            1993

*4(a)(8)       Sixty-First through Sixty-Third              HL&P's Form 10-K for                  1-3187         4(a)(8)
               Supplemental Indentures to HL&P              the year ended
               Mortgage and Deed of Trust                   December 31, 1993

*4(a)(9)       Sixty-Fourth through Sixty-Fifth             HL&P's Form 10-K for                  1-3187         4(a)(9)
               Supplemental Indentures, each dated          the year ended
               as of July 1, 1995, to HL&P Mortgage         December 31, 1995
               and Deed of Trust


                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------

*4(b)(1)       Rights Agreement dated July 11, 1990,        Form 8-K dated July 11,               1-7629         4(a)(1)
               as amended and restated, between HII and     1990
               Texas Commerce Bank National Association,
               as Rights Agent ("Rights Agent"), which
               includes form of Statement of Resolution
               Establishing Series of Shares designated
               Series A Preference Stock and form of
               Rights Certificate.

*4(b)(2)       Agreement and Appointment of Agent           Form 8-K dated July 11,               1-7629         4(a)(2)
               dated as of July 11, 1990 between HII        1990
               and the Rights Agent

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------

*4(b)(3)       Form of Amended and Restated                 Registration Statement on          333-11329          4(b)(1)
               Rights Agreement between Houston             Form 4
               Industries Incorporated (formerly HL&P)
               and Texas Commerce Bank National Association
               to be executed upon the closing of Merger,
               including form of Statement of Resolution
               Establishing Series Shares Designated
               Series A Preference Stock and Form
               of Rights Certificate

*4(c)          Form of Houston Industries                   Registration Statement on          333-32353        4.7
               Incorporated Amended and Restated            Form S-3
               Investor's Choice Plan to be executed
               upon closing of the Merger

Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, HL&P has not filed as exhibits to this Form 8-B certain long-term debt instruments, under which the total amount of securities authorized do not exceed 10 percent of the total assets of HL&P and any of its subsidiaries on a consolidated basis. HL&P hereby agrees to furnish a copy of any such instrument to the SEC upon request.

*10(a)         Executive Benefit Plan of HII and            Form 10-Q for the quarter             1-7629         10(a)(1)
               First and Second Amendments thereto          ended March 31, 1987                                 10(a)(2)
               (effective as of June 1, 1982, July 1,                                                              and
               1984, and May 7, 1986, respectively)                                                              10(a)(3)

*10(b)(1)      Executive Incentive Compensation             Form 10-K for the year                1-7629            10(b)
               Plan of HII (effective as of January 1,      ended December 31, 1991
               1982)

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(b)(2)      First Amendment to Exhibit 10(b)(1)          Form 10-Q for the               1-7629         10(a)
               (effective as of March 30, 1992)             quarter ended March 31,
                                                            1992

*10(b)(3)      Second Amendment to                          Form 10-K for the               1-7629         10(b)(3)
               Exhibit 10(b)(1) (effective as of            year ended December 31,
               November 4, 1992)                            1992

*10(b)(4)      Third Amendment to Exhibit 10(b)(1)          Form 10-K for the               1-7629         10(b)(4)
               (effective as of September 7, 1994)          year ended December 31,
                                                            1994

*10(c)(1)      Executive Incentive Compensation             Form 10-Q for the               1-7629         10(b)(1)
               Plan of HII (effective as of January 1,      quarter ended March 31,
               1985)                                        1987

*10(c)(2)      First Amendment to Exhibit 10(c)(1)          Form 10-K for the               1-7629         10(b)(3)
               (effective as of January 1, 1985)            year ended December 31,
                                                            1988

*10(c)(3)      Second Amendment to Exhibit                  Form 10-K for the               1-7629         10(c)(3)
               10(c)(1) (effective as of January 1,         year ended December 31,
               1985)                                        1991

*10(c)(4)      Third Amendment to Exhibit 10(c)(1)          Form 10-Q for the               1-7629         10(b)
               (effective as of March 30, 1992)             quarter ended March 31,
                                                            1992

*10(c)(5)      Fourth Amendment to Exhibit                  Form 10-K for the               1-7629         10(c)(5)
               10(c) (1) (effective as of November 4,       year ended December 31,
               1992)                                        1992

*10(c)(6)      Fifth Amendment to Exhibit 10(c)(1)          Form 10-K for the               1-7629         10(c)(6)
               (effective as of September 7, 1994)          year ended December 31,
                                                            1994

*10(d)         Executive Incentive Compensation             Form 10-Q for the               1-7629         10(b)(2)
               Plan of HL&P (effective as of                quarter ended March 31,
               January 1, 1985)                             1987

*10(e)(1)      Executive Incentive Compensation             Form 10-Q for the               1-7629         10(b)
               Plan of HII (effective as of January 1,      quarter ended June 30,
               1989)                                        1989

*10(e)(2)      First Amendment to Exhibit 10(e)(1)          Form 10-K for the               1-7629         10(e)(2)
               (effective as of January 1, 1989)            year ended December 31,
                                                            1991

*10(e)(3)      Second Amendment to Exhibit                  Form 10-Q for the               1-7629         10(c)
               10(e)(1) (effective as of March 30,          quarter ended March 31,
               1992)                                        1992

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(e)(4)      Third Amendment to Exhibit 10(e)(1)          Form 10-K for the               1-7629         10(c)(4)
               (effective as of November 4, 1992)           year ended December 31,
                                                            1992

*10(e)(5)      Fourth Amendment to Exhibit                  Form 10-K for the               1-7629         10(e)(5)
               10(e)(1) (effective as of September 7,       year ended December 31,
               1994)                                        1994

*10(f)(1)      Executive Incentive Compensation             Form 10-K for the               1-7629         10(b)
               Plan of HII (effective as of January 1,      year ended December 31,
               1991)                                        1990

*10(f)(2)      First Amendment to Exhibit 10(f)(1)          Form 10-K for the               1-7629         10(f)(2)
               (effective as of January 1, 1991)            year ended December 31,
                                                            1991

*10(f)(3)      Second Amendment to Exhibit                  Form 10-Q for the               1-7629         10(d)
               10(f)(1) (effective as of March 30,          quarter ended March 31,
               1992)                                        1992

*10(f)(4)      Third Amendment to Exhibit 10(f)(1)          Form 10-K for the               1-7629         10(f)(4)
               (effective as of November 4, 1992)           year ended December 31,
                                                            1992

*10(f)(5)      Fourth Amendment to Exhibit 10(f)(1)         Form 10-K for the               1-7629         10(f)(5)
               (effective as of January 1, 1993)            year ended December 31,
                                                            1992

*10(f)(6)      Fifth Amendment to Exhibit 10(f)(1)          Form 10-K for the               1-7629         10(f)(6)
               (effective in part as of January 1, 1995     year ended December 31,
               and in part, as of September 7, 1994)        1994

*10(f)(7)      Sixth Amendment to Exhibit 10(f)(1)          Form 10-Q for the               1-7629         10(a)
               (effective as of August 1, 1995)             quarter ended June 30,
                                                            1995

*10(f)(8)      Seventh Amendment to Exhibit                 Form 10-Q for the               1-7629         10(c)
               10(f)(1) (effective as of January 1,         quarter ended June 30,
               1996)                                        1996

*10(g)(1)      Benefit Restoration Plan of HII              Form 10-Q for the                 1-7629         10(c)
               (effective as of June 1, 1985)               quarter ended March 31,
                                                            1987

*10(g)(2)      Benefit Restoration Plan of HII as           Form 10-K for the               1-7629         10(g)(2)
               amended and restated                         year ended December 31,
               (effective as of January 1, 1988)            1991

*10(g)(3)      Benefit Restoration Plan of HII as           Form 10-K for the               1-7629         10(g)(3)
               amended and restated                         year ended December 31,
               (effective as of July 1, 1991)               1991


                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------

*10(h)(1)      Deferred Compensation Plan of HII            Form 10-Q for the               1-7629         10(d)
               (effective as of September 1, 1985)          quarter ended March 31,
                                                            1987

*10(h)(2)      First Amendment to Exhibit 10(h)(1)          Form 10-K for the               1-7629         10(d)(2)
               (effective as of September 1, 1985)          year ended December 31,
                                                            1990

*10(h)(3)      Second Amendment to Exhibit                  Form 10-Q for the               1-7629         10(e)
               10(h)(1) (effective as of March 30,          quarter ended March 31,
               1992)                                        1992

*10(h)(4)      Third Amendment to Exhibit 10(h)(1)          Form 10-K for the               1-7629         10(h)(4)
               (effective as of June 2, 1993)               year ended December 31,
                                                            1993

*10(h)(5)      Fourth Amendment to Exhibit                  Form 10-K for the               1-7629         10(h)(5)
               10(h)(1) (effective as of September 7,       year ended December 31,
               1994)                                        1994

*10(h)(6)      Fifth Amendment to Exhibit 10(h) (1)         Form 10-Q for the               1-7629         10(d)
               (effective as of August 1, 1995)             quarter ended June 30,
                                                            1995

*10(h)(7)      Sixth Amendment to Exhibit 10(h)(1)          Form 10-Q for the               1-7629         10(b)
               (effective as of December 1, 1995)           quarter ended June 30,
                                                            1995

*10(i)(1)      Deferred Compensation Plan of HII            Form 10-Q for the               1-7629         10(a)
               (effective as of January 1, 1989)            quarter ended June 30,
                                                            1989

*10(i)(2)      First Amendment to Exhibit 10(i)(1)          Form 10-K for the               1-7629         10(e)(3)
               (effective as of January 1, 1989)            year ended December 31,
                                                            1989

*10(i)(3)      Second Amendment to Exhibit                  Form 10-Q for the               1-7629         10(f)
               10(i)(1) (effective as of March 30,          quarter ended March 31,
               1992)                                        1992

*10(i)(4)      Third Amendment to Exhibit 10(i)(1)          Form 10-K for the               1-7629         10(i)(4)
               (effective as of June 2, 1993)               year ended December 31,
                                                            1993

*10(i)(5)      Fourth Amendment to Exhibit 10(i)(1)         Form 10-K for the year                1-7629         10(i)(5)
               (effective as of September 7, 1994)          ended December 31, 1994

*10(i)(6)      Fifth Amendment to Exhibit 10(i)(1)          Form 10-Q for the               1-7629         10(c)
               (effective as of August 1, 1995)             quarter ended June 30,
                                                            1995

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(i)(7)      Sixth Amendment to Exhibit 10(i)(1)          Form 10-Q for the               1-7629         10(c)
               (effective as of December 1, 1995)           quarter ended June 30,
                                                            1996

*10(j)(1)      Deferred Compensation Plan of HII            Form 10-K for the               1-7629         10(d)(3)
               (effective as of January 1, 1991)            year ended December 31,
                                                            1990

*10(j)(2)      First Amendment to Exhibit 10(j)(1)          Form 10-K for the               1-7629         10(j)(2)
               (effective as of January 1, 1991)            year ended December 31,
                                                            1991

*10(j)(3)      Second Amendment to Exhibit                  Form 10-Q for the               1-7629         10(g)
               10(j)(1) (effective as of March 30,          quarter ended March 31,
               1992)                                        1992

*10(j)(4)      Third Amendment to Exhibit 10(j)(1)          Form 10-K for the               1-7629         10(j)(4)
               (effective as of June 2, 1993)               year ended December 31,
                                                            1993

*10(j)(5)      Fourth Amendment to Exhibit 10(j)(1)         Form 10-K for the               1-7629         10(j)(5)
               (effective as of December 1, 1993)           year ended December 31,
                                                            1993

*10(j)(6)      Fifth Amendment to Exhibit 10(j)(1)          Form 10-K for the               1-7629         10(j)(6)
               (effective as of September 7, 1994)          year ended December 31,
                                                            1994

*10(j)(7)      Sixth Amendment to Exhibit 10(j)(1)          Form 10-Q for the               1-7629         10(b)
               (effective as of August 1, 1995)             quarter ended June 30,
                                                            1995

*10(j)(8)      Seventh Amendment to Exhibit                 Form 10-Q for the               1-7629         10(d)
               10(j)(i) (effective as of December 1,        quarter ended June 30,
               1995)                                        1996

*10(k)(1)      Long-Term Incentive Compensation             Form 10-Q for the               1-7629         10(c)
               Plan of HII (effective as of January 1,      quarter ended June 30,
               1989)                                        1989

*10(k)(2)      First Amendment to Exhibit 10(k)(1)          Form 10-K for the               1-7629         10(f)(2)
               (effective as of January 1, 1990)            year ended December 31,
                                                            1989

*10(k)(3)      Second Amendment to Exhibit                  Form 10-K for the               1-7629         10(k)(3)
               10(k)(1) (effective as of December 22,       year ended December 31,
               1992)                                        1992

*10(l)         Form of stock option agreement for           Form 10-Q for the               1-7629         10(h)
               nonqualified stock options granted           quarter ended March 31,
               under HII's 1989 Long-Term Incentive         1992
               Compensation Plan

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(m)         Forms of restricted stock agreement          Form 10-Q for the               1-7629         10(i)
               for restricted stock granted under HII's     quarter ended March 31,
               1989 Long-Term Incentive                     1992.
               Compensation Plan

*10(n)(1)      1994 Long-Term Incentive                     Form 10-K for the               1-7629         10(n)(1)
               Compensation Plan of HII (effective          year ended December 31,
               as of January 1, 1994)                       1993

*10(n)(2)      Form of Stock Option Agreement for           Form 10-K for the               1-7629         10(n)(2)
               Nonqualified Stock Options Granted           year ended December 31,
               under HII's 1994 Long-Term Incentive         1993
               Compensation Plan

*10(o)(1)      Savings Restoration Plan of HII              Form 10-K for the               1-7629         10(f)
               (effective as of January 1, 1991)            year ended December 31,
                                                            1990

*10(o)(2)      First Amendment to Exhibit 10(o)(1)          Form 10-K for the               1-7629         10(l)(2)
               (effective as of January 1, 1992)            year ended December 31,
                                                            1991

*10(p)         Director Benefits Plan, effective as of      Form 10-K for the               1-7629         10(m)
               January 1, 1992                              year ended December 31,
                                                            1991

*10(q)(1)      Executive Life Insurance Plan of HII         Form 10-K for the               1-7629         10(q)
               (effective as of January 1, 1994)            year ended December 31,
                                                            1993

*10(q)(2)      First Amendment to Exhibit 10(q)             Form 10-Q for the               1-7629         10(e)
               (effective as of January 1, 1994)            quarter ended June 30,
                                                            1995

*10(r)         Employment and Supplemental                  Form 10-Q for the               1-7629         10(f)
               Benefits Agreement between HL&P              quarter ended March 31,
               and Hugh Rice Kelly                          1987

*10(s)(1)      Houston Industries Incorporated              Form 10-K for the               1-7629         10(s)(4)
               Savings Trust (As Amended and                year ended December 31,
               Restated Effective July 1, 1995)             1995

*10(s)(2)      Note Purchase Agreement between              Form 10-K for the               1-7629         10(j)(3)
               HII and the ESOP Trustee, dated as of        year ended December 31,
               October 5, 1990                              1990

*10(t)         Agreement dated June 6, 1994                 HII's Form 10-Q for the         1-7629         10(a)
               between HII and Don D. Jordan                quarter ended June 30,
                                                            1994

*10(u)         Agreement dated June 6, 1994                 HII's Form 10-Q for the         1-7629         10(b)
               between HII and Don D. Sykora                quarter ended June 30, 1994

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(v)         Letter Agreement between HII and             HII's Form 10-K for the year          1-7629         10(v)
               Jack Trotter                                 ended December 31, 1994

*10(w)         Employment Agreement dated                   Form 10-K for the year                1-3187         10(t)
               April 5, 1993 between HL&P and               ended December 31, 1994
               William T. Cottle

*10(x)(1)      Stockholder's Agreement dated as of          Schedule 13-D dated July             5-19351          2
               July 6, 1995 between HII and Time            6, 1995
               Warner Inc.

*10(x)(2)      Registration Rights Agreement dated          Schedule 13-D dated July             5-19351          3
               as of July 6, 1995 between HII and           6, 1995
               Time Warner Inc.

10(x)(3)       Amendment to Exhibits 10(x)(1) and           HII's Form 10-K dated                 1-7629         10(x)(3)
               10(x)(2) dated November 18, 1996             March 20, 1997

*10(x)(4)      Certificate of Voting Powers,                Schedule 13-D dated July             5-19351          4
               Designations, Preferences and                6, 1995
               Relative Participating, Optional or
               Other Special Rights, and
               Qualifications, Limitations or
               Restrictions Thereof of Series D
               Convertible Preferred Stock of Time
               Warner Inc.

*10(y)         Houston Industries Incorporated              HII's Form 10-K for the               1-7629         10(7)
               Executive Deferred Compensation              year ended December 31,
               Trust, effective as of December 19,          1995
               1995

*10(z)         Agreement dated June 14, 1991                HII's Form 10-K for the               1-7629         10(aa)
               between HII and David M.                     year ended December 31,
               McClanahan                                   1995

*10(aa)        Supplemental Pension Agreement               Registration Statement on          333-11329         10(aa)
               dated July 17, 1996, between HII and         Form S-4
               Lee W. Hogan

*10(bb)        Consulting Agreement dated                   HII's Form 10-K dated                 1-7629         10(bb)
               January 14, 1997, between HII and            March 20, 1997
               Milton Carroll

*10(cc)        Employment Agreement dated                   HII's Form 10-K dated                 1-7629         10(cc)
               February 25, 1997, between HII and           March 20, 1997
               Don D. Jordan

*10(dd)        Employment Agreement dated                   HL&P's Form 10-Q for                  1-3187         10
               September 16, 1996 between HL&P              the quarter ended
               and Charles R. Crisp                         September 30, 1996

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(ee)        Deferred Stock Appreciation                  NorAm's Form 10-K for                 1-3751         10.2
               Agreement                                    the year ended December
                                                            31, 1988

*10(ff)        Deferred Stock Appreciation                  NorAm's Form 10-K for                 1-3751         10.3
               Agreement                                    the year ended December
                                                            31, 1988

*10(gg)        Executive Supplemental Medical Plan          NorAm's Proxy State-                  1-3751         Page 13
                                                            ment, Annual Meeting of
                                                            Stockholders, dated
                                                            May 12, 1987

*10(hh)        1982 Nonqualified Stock Option Plan          NorAm's Form S-8 dated               2-84830
               with Appreciation Rights                     July 1, 1983

*10(ii)        Nonqualified Executive Disability            NorAm's Form 10-K for                 1-3751         10.6
               Income Plan                                  the year ended December
                                                            31, 1988

*10(jj)        Nonqualified Unfunded Executive              NorAm's Form 10-K for                 1-3751
               Supplemental Income Retirement Plan          the year ended December
                                                            31, 1988

*10(kk)        Unfunded Nonqualified Retirement             NorAm's Form 10-K for                 1-3751         10.10
               Income Plan                                  the year ended December
                                                            31, 1985

*10(ll)        Annual Incentive Award Plan                  As maintained in the files            1-3751
                                                            of the Commission

*10(mm)        Long-Term Incentive Compensation             NorAm's Form S-8 dated              33-10806
               Plan                                         December 12, 1986

*10(nn)        Service Agreement, by and between            NorAm's Form 10-K for                 1-3751         10.20
               Mississippi River Transmission               the year ended December
               Corporation and Laclede Gas                  31, 1989
               Company, dated August 22, 1989

*10(oo)        Agreement and Plan of Merger, dated          NorAm's Registration                33-27428         A
               as of July, 1990, between NorAm              Statement on Form S-4
               Energy Corp., Diversified Energies,
               Inc. and Minnegasco, Inc.

*10(pp)        Incentive Equity Plan                        NorAm's Proxy State-                  1-3751         Appendix B
                                                            ment, Annual Meeting of
                                                            Stockholders, dated
                                                            May 10, 1994

*10(qq)        Non-Employee Director Restricted             NorAm's Proxy State-                  1-3751         Appendix D
               Stock Plan                                   ment, Annual Meeting of
                                                            Stockholders, dated
                                                            May 10, 1994

                                                                     REPORT OR              SEC FILE OR
EXHIBIT                                                             REGISTRATION            REGISTRATION       EXHIBIT
  NO.                          DESCRIPTION                           STATEMENT                 NUMBER         REFERENCE
------         -------------------------------------------  ------------------------------  ------------    -------------
*10(rr)        Severance Agreement for each of the          NorAm's Form 10-Q for                 1-3751         99.2
               Chief Executive Officers and the four        the quarter ended June 30,
               most highly compensated executive            1996
               officers of NorAm (T. Milton Honea,
               Charles M. Oglesby, Michael B.
               Bracy, William A. Kellstrom, Hubert
               Gentry, Jr.)  and for 10 other
               executive officers of NorAm

21             Subsidiaries of HL&P

                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.


                                HOUSTON LIGHTING & POWER COMPANY



Date: July 29, 1997             By: /s/ HUGH RICE KELLY
                                    ----------------------------------
                                    Hugh Rice Kelly
                                    Executive Vice President, General Counsel
                                     and Corporate Secretary